press release

ArcelorMittal and Gerdau agree to sell Gallatin Steel for US$770m

September 15, 2014, Luxembourg and Porto Alegre

ArcelorMittal and Gerdau jointly announced today that they have entered into a definitive transaction agreement to sell their respective 50% interests in Gallatin Steel Company (“Gallatin”) to Nucor Corporation for a total cash consideration of US$770m, subject to customary closing adjustments.

Gallatin is a flat rolled mini-mill located in Gallatin County, Kentucky, USA that melts scrap, pig iron and hot briquetted iron from various sources, and processes the material to produce flat rolled steel. Gallatin’s high quality assets produce a wide range of steels from low to high carbon grades with an annual capacity of around 1.8 million tons.

“The sale of Gallatin unlocks substantial value for ArcelorMittal’s shareholders and is consistent with ArcelorMittal’s stated strategy of selective divestment of non-core assets. I would like to thank all our employees in Gallatin for their hard work and commitment during the years that we have co-owned this mill” said Aditya Mittal, CFO of ArcelorMittal.

““The decision to sell Gallatin was made in order for Gerdau to focus on its core assets in North America. On behalf of Gerdau’s management, I would like to express gratitude to the whole team at Gallatin for their efforts in making Gallatin a great company”, said Gerdau's chief executive officer (CEO) André B. Gerdau Johannpeter.

Completion of the sale is subject to customary closing conditions, including expiration of the Hart Scott Rodino Antitrust Improvements Act waiting period. The closing of the transaction is not subject to any financing conditions and is expected to be realized by the end of 2014.